Filed by CBOE Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: CBOE Holdings, Inc.

Subject Company’s Commission File No.: 333-140574

On August 13, 2007, the Chicago Board Options Exchange, Incorporated issued the following press release.

CBOE News Release

Chicago Board Options Exchange

400 S. LaSalle Street

Chicago, IL  60605

FOR IMMEDIATE RELEASE

CBOE EXPERIENCES BUSIEST TRADING WEEK IN ITS HISTORY;

VOLUME WAS NEARLY 28 MILLION CONTRACTS;

Four Of The Busiest Single-Days In CBOE History Have Occurred In August,

New Weekly Volume Record Also Set In Options On CBOE Volatility Index (VIX)

CHICAGO, August 13, 2007 — The Chicago Board Options Exchange (CBOE) announced that last week was the busiest trading week in its history as 27,866,804 contracts traded during the five trading days from Monday, August 6 through Friday, August 10, surpassing the previous high of 23.3 million contracts traded during the week of February 26 to March 2, 2007.   Average daily volume last week was 5,573,361 contracts, 57% above the Exchange’s year-to-date average daily volume of 3,539,338 contracts.

Additionally, four of the top ten busiest single trading days in CBOE history have occurred during the first eight trading days of August:

➢              Friday, August 10 — 6,139,191 contracts, currently ranks #5 all-time

➢              Wednesday, August 8 — 5,811,079 contracts, currently ranks #7 all-time

➢              Monday, August 6 — 5,634,718 contracts, currently ranks #9 all-time

➢              Wednesday, August 1 — 5,548,500 contracts, currently ranks #10 all-time

CBOE also set a new weekly volume record for trading of options on the CBOE Volatility Index (VIX) as 1,009,140 contracts traded during the week of Monday, August 6 to Friday, August 10.  Last week’s record volume topped the previous high of 909,038 contracts set just one week earlier, from July 30 to August 3, 2007.   Average daily volume last week in VIX options was 201,828 contracts, 182% above the year-to-date average daily volume of 71,566 contracts.

The CBOE Volatility Index (VIX), introduced in 1993, has been viewed as the preeminent barometer of market volatility and investor sentiment.  Derived from real-time S&P 500 Index option prices, VIX is designed to reflect investors’ consensus view of expected near-term stock market volatility over the next 30 days.  VIX is closely followed and highly publicized and is referred to as the market’s “fear gauge.”  More information on the CBOE Volatility Index may be found at: www.cboe.com/VIX.

CBOE, the largest options marketplace in the U.S. and the creator of listed options, is regulated by the Securities and Exchange Commission (SEC).  For additional information about the CBOE and its products, access the CBOE website at: www.cboe.com.

CBOE Contact:

Gary Compton

(312) 786-7612

comptong@cboe.com

-more-

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CBOE®, Chicago Board Options Exchange®, CBOEdirect®, CBOE Volatility Index®, VIX®, XEO® and OEX® are registered trademarks of Chicago Board Options Exchange, Incorporated. SPXSM, XSPSM MNXSM, CBSXSM and CBOE Stock ExchangeSM are service marks of Chicago Board Options Exchange, Incorporated.  CFESM and CBOE Futures Exchange are service marks of CBOE Futures Exchange, LLC.  Dow Jones®, DJIA®, and DIAMONDS® are registered trademarks of Dow Jones & Company, Inc.  Dow Jones Industrial AverageSM and Options on the DowSM are service marks of Dow Jones & Company.  CBOE’s Options on the Dow based on the Dow Jones Industrial Average and financial products based on the CBOE DJIA Volatility Index are not sponsored, endorsed, marketed or promoted by Dow Jones. S&P®, S&P 100®, S&P 500®, and SPDR are registered trademarks of the McGraw-Hill Companies, Inc. and are licensed for use by the Chicago Board Options Exchange, Incorporated pursuant to a License Agreement.  The Russell 2000® Index is a registered trademark of The Frank Russell Company used under license.  Nasdaq®, Nasdaq-100®, Nasdaq-100 Index®, and Nasdaq-100 Index Tracking StockSM are trademarks of The Nasdaq Stock Market, Inc. iShares is a service mark of Barclays Global Investors, N.A. “HOLDRS” and “HOLding Company Depositary ReceiptS” are service marks of Merrill Lynch & Co., Inc.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

In connection with the proposed restructuring transaction, CBOE Holdings, Inc. (“CBOE Holdings”) has filed certain relevant materials with the United States Securities and Exchange Commission (SEC), including a registration statement on Form S-4. Members are encouraged to read the registration statement, including the proxy statement/prospectus that are a part of the registration statement, because it contains important information about the proposed transaction. Members are able to obtain a free copy of the proxy statement/prospectus, as well as the other filings containing information about CBOE Holdings and the Chicago Board Options Exchange, Incorporated (“CBOE”), without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ website, www.CBOE.com.  In addition, CBOE members may obtain free copies of the proxy statement/prospectus and other documents filed by CBOE Holdings or the CBOE from CBOE Holdings by directing a request to the Office of the Secretary, CBOE Holdings, Inc., 400 South LaSalle Street, Chicago, Illinois 60605.

CBOE Holdings, the CBOE and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE Holdings and of the CBOE will be available in the prospectus/proxy statement when it becomes available.

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